Exhibit 12
AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended March 31, 2018	Year ended December 31, 2017
Earnings before income taxes	$174	$724
Undistributed equity in earnings of investees	(23)	(4)
Fixed charges:
Interest on annuities	182	892
Interest expense	15	84
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	6	23
EARNINGS	$354	$1,720

Fixed charges:
Interest on annuities	$182	$892
Interest expense	15	84
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	6	23
FIXED CHARGES	$203	$1,000

Ratio of Earnings to Fixed Charges	1.74	1.72

Earnings in Excess of Fixed Charges	$151	$720

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